SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

API Nanotronics Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

03716M 10 4

(CUSIP Number)

Phillip DeZwirek

Icarus Investment Corp.

505 University Avenue, Suite 1400

Toronto, Ontario, Canada M5G 1X3

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 03761M 10 4	SCHEDULE 13D

1	NAME OF REPORTING PERSON Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 18,269,400 shares (1)
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 18,269,400 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,269,400 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Share number reflects the effect of a 5-for-1 stock split effective November 19, 2007.

(2)	Using number in 11 divided by number of outstanding shares of Common Stock, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc.

CUSIP No. 03761M 10 4	SCHEDULE 13D

1	NAME OF REPORTING PERSON Icarus Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 30,019,400 shares (1)
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 30,019,400 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,019,400 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Share number reflects the effect of a 5-for-1 stock split effective November 19, 2007.

(2)	Using number in 11 divided by number of outstanding shares of Common Stock, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc.

CUSIP No. 03761M 10 4	SCHEDULE 13D

Amendment No.1

API Nanotronics Corp.

Filed by

Can-Med Technology, Inc.

And

Icarus Investment Corp.

This Amendment No.1 amends and supplements the Form 13D originally filed October 19, 2007 with respect to the common stock, $0.001 per share value (“Common Stock”) of API Nanotronics Corp. (the “Issuer”). This amendment is being filed because Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (“Green Diamond”) is no longer a reporting person and to report the acquisition by Icarus Investment Corp. (“Icarus”) of 11,750,000 shares of the Common Stock of the Issuer.

CUSIP No. 03761M 10 4	SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer.

(a)	Icarus is deemed to beneficially own all 11,750,000 shares of Common Stock of the Issuer that it owns directly and all 18,269,400 shares of Common Stock of Issuer owned by Green Diamond because Icarus’ control of Green Diamond gives Icarus the power to direct the voting and disposition of Green Diamond’s Common Stock of the Issuer, which in the aggregate represents 5.8% of the outstanding Common Stock of Issuer.

(b)	Icarus shares voting power and dispositive power with Green Diamond with respect to the 18,269,400 shares of Common Stock of Issuer that Green Diamond owns because of Icarus’ control of Green Diamond. Icarus has sole voting and dispositive power with respect to the 11,750,000 shares of the Common Stock of the Issuer owned by it. Green Diamond and Icarus are controlled by Phillip DeZwirek and Jason DeZwirek. Phillip DeZwirek is the father of Jason DeZwirek. Jason DeZwirek and Phillip DeZwirek each owns 50% of Icarus, which in turn owns 50.1% of Green Diamond. Phillip DeZwirek is a director and president of both Icarus and Green Diamond. Jason DeZwirek is a director, vice president and treasurer of both Icarus and Green Diamond. Therefore, through their joint control of Icarus, Phillip DeZwirek and Jason DeZwirek share voting power and dispositive power with respect to the shares owned by Green Diamond and Icarus.

(c)	This report is to report the acquisition on May 30, 2008 by Icarus of 11,750,000 shares of the Common Stock of the Issuer for $587,500 ($0.05 per share) in a private placement transaction with the Issuer and that Green Diamond is no longer a reporting person.

(d)	The other shareholders of Green Diamond besides Icarus have a right to receive a portion of any dividends from or proceeds from the sale of the Common Stock of Issuer owned by Green Diamond as a result of their ownership of a portion of the equity of Green Diamond. However, Green Diamond has no obligation to distribute to its shareholders either dividends or proceeds of a sale of Common Stock. Icarus has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 11,750,000 shares of Common Stock of Issuer owned by it.

CUSIP No. 03761M 10 4	SCHEDULE 13D

(e)	Green Diamond ceased to be the beneficial owner of more than five percent of the Common Stock of Issuer on approximately December 14, 2007 as a result of the sale of additional shares of Common Stock by the Issuer to third parties.

CUSIP No. 03761M 10 4	SCHEDULE 13D

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2008

Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

Icarus Investment Corp.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President